

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2011

Idan Karako
Chief Executive Officer
Felafel Corp.
27 Bet Hillel Street, Unit 18
Tel Aviv Israel 67017

>   **Re: Felafel Corp.**
>   **Amendment No. 2 to**
>   **Registration Statement on Form S-1**
>   **Filed March 29, 2011**
>   **File No. 333-171277**

Dear Mr. Karako:

We have received your response to our prior comment letter to you dated March 2, 2011 and have the following additional comments.

Prospectus

Outside Front Cover Page of Prospectus

1. We note your response to our prior comment three that this is a minimum-maximum offering. Please revise the offering proceeds table to show the information based on the total minimum and total maximum amount of the offering. See Item 501(b)(3) of Regulation S-K.

Risk Factors, page 3

2. We note your response to our prior comment eight. Please revise the subheading "Licensing requirements and food quality" to briefly summarize the risk disclosed in the risk factor.

Use of Proceeds, page 13

3. Please revise to clarify how you intend to pay your offering expenses. You state on page 13 that "our offering expenses are being paid from our existing cash resources," but you state on page two that you intend to use the net proceeds of the offering for "the payment of expenses associated with this offering."

Market for Common Equity and Related Stockholder Matters, page 15

4. We note your reference to the NASD. Please update your reference to FINRA throughout the prospectus.

Plan of Operation, page 21

5. We note your response to our prior comment 17. Please briefly describe your anticipated advertising and marketing efforts.

6. Please reconcile your statement on page 21 that "[w]e anticipate that this process will take approximately two months" with the table on pages 13 and 20 that indicates "Operating costs 1 month before opening (payroll, rent, utilities, etc)."

7. Please revise your franchise discussion on page 22 to discuss the estimated costs related to your franchise plans. Disclose the estimated costs for you to design, market and launch each initial franchise outlet. Also disclose whether you will pay the master franchisor in each of your territories fees for services rendered in connection with establishing franchises in their respective regions.

8. Please revise to remove the marketing term "high caliber" to describe your future training plans as they are currently tentative in nature.

Selling Stockholders, page 27

9. Please disclose whether there are existing familial relationships between the selling stockholders and you. We note that there appears to be several selling stockholders with the same last name. Please be advised that a person is deemed to beneficially own stock held by his spouse and minor children. Please advise or revise your table as necessary.

Exhibits

10. We note that you have changed the number of shares to be registered. Please file a revised legality opinion to reflect the number of shares being registered. Please be advised that this should be dated and filed reasonably close to the date of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Carl M. Sherer, Esq.
        Fax: (617) 997-0098